The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Three Months Ended		For the Years Ended Dec 31
In millions, except ratios (Unaudited)	Mar 31, 2018	Mar 31, 2017	2017	2016	2015	2014	2013
Income Before Income Taxes	$1,740	$1,128	$2,799	$4,413	$9,930	$5,265	$6,804
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(243)	(196)	(762)	(442)	(674)	(835)	(1,034)
Distributed income of earnings of nonconsolidated affiliates	530	408	865	685	816	961	905
Capitalized interest	(22)	(66)	(240)	(243)	(218)	(125)	(78)
Amortization of capitalized interest	27	24	95	83	78	83	91
Adjusted earnings	$2,032	$1,298	$2,757	$4,496	$9,932	$5,349	$6,688
Fixed charges:
Interest expense and amortization of debt discount	$270	$219	$976	$858	$946	$983	$1,101
Capitalized interest	22	66	240	243	218	125	78
Rental expense – interest component	45	42	181	161	167	134	122
Total fixed charges	$337	$327	$1,397	$1,262	$1,331	$1,242	$1,301
Earnings available for the payment of fixed charges	$2,369	$1,625	$4,154	$5,758	$11,263	$6,591	$7,989
Ratio of earnings to fixed charges	7.0	5.0	3.0	4.6	8.5	5.3	6.1

Earnings required for combined fixed charges and preferred stock dividends: [1]
Preferred stock dividends	$—	$—	$—	$340	$340	$340	$340
Adjustment to pretax basis [2]	—	—	—	183	183	183	183
Preferred stock dividends - pretax	$—	$—	$—	$523	$523	$523	$523
Combined fixed charges and preferred stock dividend requirements	$337	$327	$1,397	$1,785	$1,854	$1,765	$1,824
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	7.0	5.0	3.0	3.2	6.1	3.7	4.4

1.
On December 30, 2016 ("Conversion Date"), the Company's Cumulative Convertible Perpetual Preferred Stock, Series A ("Preferred Stock") was converted into shares of the Company's common stock. From and after the Conversion Date, no shares of Preferred Stock are issued or outstanding and all rights of the holders of the Preferred Stock have terminated.

2.	The Tax Cuts and Jobs Act was enacted on December 22, 2017. Effective from that date forward the U.S. federal corporate income tax rate was reduced from 35 percent to 21 percent.

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